UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 6-K

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                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      The Securities Exchange Act of 1934


                                February 8, 2007

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                                   CRUCELL NV
             (Exact name of registrant as specified in its charter)


        P.O. BOX 2048 ARCHIMEDESWEG 4 2333 CN LEIDEN THE NETHERLANDS
                    (Address of principal executive offices)

                                    000-30962
                            (Commission File Number)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                       Form 20-F [X]     Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]

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CRUCELL AND DSM INTENSIFY COLLABORATION AND DEVELOPMENT OF PER.C6(R)
HUMAN CELL LINE

SITTARD/LEIDEN, THE NETHERLANDS, FEBRUARY 8, 2007 - DSM Biologics, a business unit of DSM Pharmaceuticals, and Dutch biotechnology company Crucell N.V. (Euronext, NASDAQ: CRXL; Swiss Exchange: CRX) announced today that they have further intensified their PER.C6(R) collaboration, by executing an agreement to expand the existing commercial relationship to include new classes of proteins, including biosimilar protein products. As part of the agreement, DSM paid Crucell an undisclosed amount in exchange for additional license rights and a higher share of future licensing income.

Since December 2002, DSM Biologics and Crucell are jointly outlicensing PER.C6(R) human cell line to third parties as a production platform for monoclonal antibodies and recombinant proteins. The parties recently established the PERCIVIA PER.C6(R) Development Center in Cambridge, Mass, USA as a joint venture to further develop the PER.C6(R) cell line and provide a unique solution for the production of pharmaceutical proteins to licensees utilizing the PER.C6(R) human cell line in the biotech industry.


ABOUT PER.C6(R) TECHNOLOGY

The PER.C6(R) technology is a cell line developed for the large-scale manufacture of biopharmaceutical products including vaccines. Compared to conventional production technologies, the strengths of the PER.C6(R) technology lie in its excellent safety profile, scalability and productivity under serum-free culture conditions. These characteristics, combined with its ability to support the growth of both human and animal viruses, make PER.C6(R) technology the biopharmaceutical production technology of choice for Crucell's current and potential pharmaceutical and biotechnology partners.


ABOUT PERCIVIA

PERCIVIA PER.C6(R) Development Center LLC is a joint venture between DSM and Crucell. The Center has approximately 47,000 square feet of laboratory space in Cambridge, Mass, and will have a staff of 50 highly skilled staff engaged in the development and optimization of the human PER.C6(R) cells as an expression platform for proteins and monoclonal antibodies for therapeutic use. This center of excellence will provide a fully integrated technology platform, and true unique solutions for the production of pharmaceutical proteins, to the biotech industry and scientific community. This PER.C6(R) technology platform will comprise cell line generation technology, cell culture media development, upstream and downstream processes, equipment selection, scale-up, technology transfer, and regulatory support. PERCIVIA will have dedicated space for PER.C6(R) cell line users to experience the technology hands on.


ABOUT CRUCELL

Crucell N.V. (Euronext, NASDAQ: CRXL; Swiss Exchange: CRX) is a biotechnology company focused on research, development and worldwide marketing of vaccines and antibodies that prevent and treat infectious diseases. Its vaccines are sold in public and private markets worldwide. Crucell's core portfolio includes a vaccine against hepatitis B, a fully-liquid vaccine against five important childhood diseases, and a virosome-adjuvanted vaccine against influenza. Crucell also markets travel vaccines, such as the only oral anti-typhoid vaccine, an oral cholera vaccine and the only aluminum-free hepatitis A vaccine on the market. The Company has a broad development pipeline, with several Crucell products based on its unique PER.C6(R) production technology. The Company licenses this and other technologies to the biopharmaceutical industry. Important partners and licensees include DSM Biologics, sanofi aventis, GSK and Merck & Co. Crucell is headquartered in Leiden (the Netherlands), with subsidiaries in Switzerland, Spain, Italy, Sweden, Korea and the US. The Company employs over a 1000 people. For more information, please visit www.crucell.com.


ABOUT DSM BIOLOGICS

DSM Biologics, a business unit of DSM Pharmaceutical Products, is a leading provider of manufacturing technology and services to the biopharmaceutical industry. In addition to offering world-class biopharmaceutical manufacturing services, DSM Biologics has co-exclusive rights, along with Dutch biotech company Crucell N.V., to license the high-producing PER.C6(R) human cell line as a production platform for recombinant proteins and monoclonal antibodies. DSM Biologics' FDA-approved facility in Groningen, The Netherlands, was established in 1986 and has a strong track record in using a broad range of cell lines ( PER.C6(R) CHO, hybridoma, etc.) in biopharmaceutical manufacturing, and has a wide range of experience using multiple manufacturing (batch, fed-batch and continuous perfusion) and purification techniques. The combination of the PER.C6(R) human cell line and DSM's manufacturing services provides companies with a turn-key biologic manufacturing solution reducing cost, risk and time to market. For more information, please visit www.dsmbiologics.com.


FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements that involve inherent risks and uncertainties. We have identified certain important factors that may cause actual results to differ materially from those contained in such forward-looking statements. For information relating to these factors please refer to our Form 20-F, as filed with the U.S. Securities and Exchange Commission on July 6, 2006, and the section entitled "Risk Factors". The Company prepares its financial statements under generally accepted accounting principles in the United States (US GAAP) and Europe (IFRS).


FOR FURTHER INFORMATION PLEASE CONTACT:

DSM PHARMACEUTICAL PRODUCTS                DSM BIOLOGICS
Terry Novak                                Brad Carlson
Chief Marketing Officer                    Vice President, Marketing,
DSM Pharmaceuticals Inc. and Biologics     Sales & NBD
Tel. +1 973 257 8471                       Tel. +1 585 624 3844
Terry.Novak@dsm.com                        Brad.Carlson@dsm.com

Marcel Lubben
Manager, New Business Development
Europe & Asia
+31 46 47 73343
Marcel-m.lubben@dsm.com


CRUCELL N.V.                               FOR CRUCELL IN THE US:
Leonard Kruimer                            REDINGTON, INC.
Chief Financial Officer                    Thomas Redington
Tel. +31-(0)71-524 8722                    Tel. +1 212-926-1733
Leonard.Kruimer@crucell.com                tredington@redingtoninc.com

Barbara Mulder
Tel: 31-(0) 71 524 8718
barbara.mulder@crucell.com

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                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                      CRUCELL NV
                                       -----------------------------------------
                                                     (Registrant)

    February 8, 2007                                /s/ LEON KRUIMER
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        (Date)                                      Leon Kruimer
                                              Chief Financial Officer